UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                        FILED PURSUANT TO SECTION 13 OR
                            15(d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934 AND
                             RULE 13a-17 OR 15d-17
                                   THEREUNDER

                             ST. JUDE MEDICAL, INC.
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                 (Exact name or issuer as specified in charter)

               ONE LILLEHEI PLAZA       ST. PAUL, MINNESOTA 55117
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                    (Address of principal executive offices)

Issuer's telephone number, including area code           612-483-2000
                                                  --------------------------


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% of more in the number of shares outstanding:

1. Title of security          COMMON STOCK ($.10 PAR VALUE)
                         -----------------------------------------
2. Number of shares outstanding before the change        46,647,090
                                                   -----------------------
3. Number of shares outstanding after the change         69,970,635
                                                   -----------------------
4. Effective date of change   NOV. 2, 1995 - RECORD DATE, NOV. 16, 1995 -
                              PAYMENT DATE
                              --------------------------------------------
5. Method of change:
     Specify method (such as merger, acquisition, exchange,
     distribution, stock split, reverse split, acquisition of
     stock for treasury, etc.)          STOCK SPLIT
                               -----------------------------
     Give brief description of transaction    A 50% STOCK DIVIDEND PAYABLE TO
                                            ------------------------------------
     SHAREHOLDERS OF RECORD ON NOVEMBER 2, 1995
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                          II. CHANGE IN NAME OF ISSUER

1. Name prior to change
                            -----------------------------------------
2. Name after change
                            -----------------------------------------
3. Effective date of charter amendment changing name
                                                         ----------------------
4. Date of shareholder approval of change, if required
                                                         ----------------------


Date   November 7, 1995             /s/ Stephen L. Wilson   V.P. - Finance & CFO
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                                           (Officer's signature & title)